POLAR POWER, INC.

249 E. Gardena Blvd.

Gardena, California 90248

January 31, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Gregory Herbers

Re:	Polar Power, Inc.
Registration Statement on Form S-3 (File No. 333-276705)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Polar Power, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-276705) (the “Registration Statement”), so that it may be declared effective at 4:00 p.m. Eastern Time on February 2, 2024, or as soon as practicable thereafter.

The Company hereby confirms that it is aware of its responsibilities under the 1933 Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel Janeane Ferrari of Loeb & Loeb LLP, by telephone at (212) 407-4209 or by email at jferrari@loeb.com. The Company hereby authorizes Ms. Ferrari of Loeb & Loeb LLP to orally modify or withdraw this request for acceleration.

Very truly yours,

POLAR POWER, INC.

By:	/s/ ARTHUR D. SAMS
Arthur D. Sams
President and Chief Executive Officer